Exhibit (a)(5)



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MACKENZIE PATTERSON FULLER, LP ANNOUNCES OFFER TO PURCHASE UP TO 145,000 SHARES
OF AMERICAN SPECTRUM REALTY INC. AT $20.50 PER SHARE

MORAGA, CA, July 18, 2006/Market Wire/ - MacKenzie Patterson Fuller, LP and affiliates (collectively, "MPF") today announced they have offered to purchase up to 145,000 shares of common stock of American Spectrum Realty Inc. (AMEX:
AQQ) for a price of $20.50 per share, a price that while below the closing price on July 17, 2006 of $22.21 is at a premium to the trailing 60-day average and only 300 Shares traded hands at $22.21. In fact, the 52-week low is $7.64 and the 52-week high is only $24.90, and extremely limited trading volume makes significant blocks of shares difficult to sell without lowering the market price markedly. Since January 1, 2003, fewer than 15,000 shares have changed hands above our offer price of $20.50 (Source: Yahoo finance), all within the last month. MPF currently owns approximately 56,653 shares which, when added to the 145,000 shares sought through this offer, would result in combined ownership of approximately 14.5% of the outstanding shares of AQQ.

A copy of the offer documents can be viewed at MPF's website at www.mpfi.com. MPF will also mail, email, or fax a copy of the offer documents to anyone who requests them by email to offers@mpfi.com or by calling 800-854-8357.

To submit your shares, instruct your broker to deposit them through Depository Trust Company or, if you own your shares in certificate form, you can submit them by requesting and completing a Letter of Transmittal.

Contact: Christine Simpson, 800-854-8357 x. 224
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556